FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

April 30, 2015.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on May 1, 2015 through GlobeNewswire.

Item 4: Summary of Material Change

On March 23, 2015, Burcon announced that it was offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on April 2, 2015 (the "Record Date"). A maximum of 1,552,044 Common Shares would be issued pursuant to the Rights Offering, representing approximately 4.34% of the currently issued and outstanding Common Shares.

On March 23, 2015, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in 1,552,044 Common Shares being issued under the Rights Offering (the "Standby Commitment").

On May 1, 2015, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was fully subscribed and as such, Burcon issued 1,552,044 Common Shares at a price of $2.26 per Common Share (the "Subscription Price") for aggregate gross proceeds to Burcon of approximately $3,507,619.

Item 5.1: Full Description of Material Change

Pursuant to the Rights Offering, each holder of record of Common Shares on the Record Date received one transferable right (a "Right") for each Common Share held. A total of 34,144,969 Rights were issued. Every 22 Rights entitled a holder to purchase one Common Share at the Subscription Price prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 30, 2015 (the "Expiry Time"). The Rights Offering included an additional subscription privilege under which holders of Rights who fully exercised their Rights would be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

A rights offering circular (the "Circular"), together with a rights certificate, were mailed to registered holders of Common Shares as of the Record Date. To subscribe for Common Shares, a completed rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, had to be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the Expiry Time. The Rights were listed for trading on the Toronto Stock Exchange ("TSX") beginning on April 2, 2015 under the symbol "BU.RT.A". Trading in the Rights on the TSX ceased at 12:00 p.m. (Toronto time) on April 30, 2015. The Common Shares issued upon the exercise of the Rights are listed on the TSX and The NASDAQ Global Market.

The Circular in respect of the Rights Offering was filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and on SEDAR at www.sedar.com. The Rights Offering was made in the United States pursuant to a registration statement on Form F-7 which was filed with the United States Securities and Exchange Commission.

On May 1, 2015, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was fully subscribed and as such, Burcon issued 1,552,044 Common Shares at a price of $2.26 per Common Share for aggregate gross proceeds to Burcon of approximately $3,507,619.

The Rights Offering was over-subscribed by $6,099,586 or 2,698,932 Common Shares due to the demand for the Common Shares. Total subscriptions, including those exercised pursuant to the additional subscription privilege, represented $9,607,206, or more than 270% of the Common Shares available under the Rights Offering.

Pursuant to the Standby Commitment Agreement, subject to certain conditions, ITC, E-Concept and I-Global agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in 1,552,044 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global was subject to a maximum of 793,715, 416,879 and 341,450 Common Shares, respectively. As the Right Offering was over-subscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the Rights Offering in order to maintain its respective proportionate ownership interest in Burcon. As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 198,429 Common Shares, E-Concept to acquire up to 104,220 Common Shares and I-Global to acquire up to 85,362 Common Shares. The exercise price under the Standby Warrants is $2.26 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the issuance of the Standby Warrants to each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2015.

The net proceeds of the Rights Offering, after deducting expenses of approximately $190,000, are approximately $3,317,619. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

May 5, 2015.